SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number)

SCW Capital Management, LP

3131 Turtle Creek Blvd, Suite 302

Dallas, Texas 75219

(214) 756-6039

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS SCW Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,091,922*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,091,922*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,091,922*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%**
14	TYPE OF REPORTING PERSON PN

*

Includes (1) 1,400,482 shares of Class A Common Stock of the Issuer held directly by SCW Capital, LP and (2) 691,440 shares of Class A Common Stock of the Issuer held directly by SCW Capital QP, LP. SCW Capital Management, LP is the investment manager to each of SCW Capital, LP and SCW Capital QP, LP.

**

This calculation is based on 29,387,674 shares of Class A Common Stock of the Issuer outstanding as of July 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, with respect to the quarter ended June 30, 2021, filed with the SEC on August 6, 2021.

1	NAME OF REPORTING PERSONS SCW Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,400,482
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,400,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON PN

*

This calculation is based on 29,387,674 shares of Class A Common Stock of the Issuer outstanding as of July 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, with respect to the quarter ended June 30, 2021, filed with the SEC on August 6, 2021.

1	NAME OF REPORTING PERSONS SCW Capital QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 691,440
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 691,440

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON PN

*

This calculation is based on 29,387,674 shares of Class A Common Stock of the Issuer outstanding as of July 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, with respect to the quarter ended June 30, 2021, filed with the SEC on August 6, 2021.

1	NAME OF REPORTING PERSONS Trinity Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,091,922*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,091,922*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,091,922*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%**
14	TYPE OF REPORTING PERSON PN

*

Includes (1) 1,400,482 shares of Class A Common Stock of the Issuer held directly by SCW Capital, LP and (2) 691,440 shares of Class A Common Stock of the Issuer held directly by SCW Capital QP, LP. Trinity Investment Group, LLC is the general partner of each of SCW Capital, LP and SCW Capital QP, LP.

**

This calculation is based on 29,387,674 shares of Class A Common Stock of the Issuer outstanding as of July 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, with respect to the quarter ended June 30, 2021, filed with the SEC on August 6, 2021.

This Amendment No. 4 to the Schedule 13D (“Amendment No. 4”) amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on December 10, 2019, as amended by Amendment No. 1 that was filed with the SEC on December 12, 2019, as amended by Amendment No. 2 that was filed with the SEC on February 3, 2020, as amended by Amendment No. 3 that was filed with the SEC on April 2, 2020 (collectively with this Amendment No. 4, the “Schedule 13D” or the “Statement”). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as amended, restated and/or supplemented by this Amendment No. 4, the Schedule 13D remains unchanged.

This Amendment No. 4 is being filed for the purpose of reporting an increase in the percentage of the class of securities beneficially owned by the Reporting Persons and the related updates and amendments to the Schedule 13D as follows:

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of each of the following reporting persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): SCW Capital, LP, a Texas limited partnership (“SCW Capital”), SCW Capital QP, LP, a Texas limited partnership (“SCW QP” and together with SCW Capital, the “SCW Funds”), SCW Capital Management, LP, a Texas limited partnership and the investment manager to the SCW Funds (“SCW Management”), Trinity Investment Group, LLC, a Delaware limited liability company and the general partner of each of the SCW Funds and SCW Management (“Trinity”).

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this statement

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Attached as Exhibit 99.1 hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment, and (d) name and principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of SCW Management that exercises control with respect to the shares of Common Stock beneficially owned by the Reporting Persons (collectively, the “SCW Management Directors and Officers”). Other than the SCW Management Directors and Officers, there are no persons or corporations controlling or ultimately in control of the Reporting Persons with respect to shares of Common Stock of the Issuer.

(b)	The address of the principal business and the principal office of each of the Reporting Persons is 3131 Turtle Creek Blvd, Suite 302, Dallas, TX 75219.

(c)	Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of each Reporting Person is listed in paragraph (a) of this Item 2.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to the SCW Management Directors and Officers, as the other persons enumerated in Instruction C of Schedule 13D and required to be included in this statement, is included in Exhibit 99.1 hereto or is otherwise set forth herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following at the end thereof:

“In various open market purchases between April 3, 2020 and December 23, 2020, SCW Capital expended an aggregate of approximately $619,446 (excluding commissions) to acquire an aggregate of 54,756 shares of Common Stock of the Issuer. In connection with various rebalancing transactions between the SCW Funds between July 20, 2020 and July 15, 2021, SCW Capital expended an aggregate of approximately $5,673,735 to acquire an aggregate of 429,500 shares of Common Stock of the Issuer.

In various open market purchases between April 3, 2020 and December 23, 2020, SCW QP expended an aggregate of approximately $272,974 (excluding commissions) to acquire an aggregate of 26,175 shares of Common Stock of the Issuer.

All of the shares of Common Stock beneficially owned by each of SCW Capital and SCW QP were paid for using working capital. SCW Management and Trinity do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by the SCW Funds.

In various open market purchases between April 20, 2021 and July 8, 2021, Robert N. Cathey expended an aggregate of approximately $154,834 to acquire an aggregate of 9,500 shares of Common Stock of the Issuer using personal funds. In various open market purchases between October 29, 2020 and June 22, 2021, Robert N. Cathey IRA Contributory expended an aggregate of approximately $216,657 to acquire an aggregate of 17,000 shares of Common Stock of the Issuer using personal funds.

In various open market purchases between February 24, 2021 and February 28, 2021, G. Stacy Smith expended an aggregate of approximately $194,885 to acquire 15,000 shares of Common Stock of the Issuer using personal funds.

In various open market purchases between October 29, 2020 and May 7, 2021, John R. Wagner expended an aggregate of approximately $414,195 to acquire 30,500 shares of Common Stock of the Issuer using personal funds.”

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

“The Reporting Persons initially acquired shares of Common Stock of the Issuer for investment purposes and in the ordinary course of business and/or the outside investment activities of the respective Reporting Persons. The Reporting Persons filed a Schedule 13G on September 23, 2019 at such time as their aggregate share ownership crossed the applicable reporting threshold.

The Reporting Persons filed originally filed this Schedule 13D on December 10, 2019, to supersede their previously filed Schedule 13G to report a prior change in intentions. Representatives of the Reporting Persons have, and may in the future, engage in discussions with the Issuer’s management, members of the Issuer’s board of directors, and/or other shareholders of the Issuer concerning, among other things, the Issuer’s performance, the market price of the shares of the Issuer’s Common Stock relative to the value of the Issuer’s assets, potential financing options for the Issuer, the Issuer’s business strategy, potential transactions, shareholder value, board composition and governance, and other issues for the betterment of the Issuer. The Reporting Persons here, and may in the future, engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has

(i)	sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

SCW Capital owns directly the shares of Common Stock reported in this Schedule 13D to be owned by SCW Capital and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. SCW Capital disclaims beneficial ownership of any shares of Common Stock owned by SCW QP.

SCW QP owns directly the shares of Common Stock reported in this Schedule 13D to be owned by SCW QP and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. SCW QP disclaims beneficial ownership of any shares of Common Stock owned by SCW Capital.

As the investment manager of each of the SCW Funds, SCW Management may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned by each of the SCW Funds.

Similarly, as the general partner of each of the SCW Funds and SCW Management, Trinity may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned by the SCW Funds and, if any, SCW Management.

Neither SCW Management nor Trinity owns any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock directly owned by the SCW Funds.

(c)

Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person and, to the Reporting Persons’ knowledge, the SCW Management Directors and Officers. All such transactions were effected on the open market. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)

On March 31, 2020, the Reporting Persons and Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak, and J. Hale Hoak (collectively, the “Hoak Investors”) mutually agreed that they no longer intend to act together and mutually agreed to dissolve and terminate any group within the meaning of the Act that may have been deemed to have been formed. Effective as of April 2, 2021 and thereafter, none of the Hoak Investors are or will be deemed to be “reporting persons” for purposes of this Schedule 13D.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

“The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. Except as otherwise described herein and in the Joint Filing Agreement, attached hereto as Exhibit 99.2, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.”

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

99.1	Additional Information.

99.2	Joint Filing Agreement, dated August 18, 2021, by and among SCW Capital, LP, SCW Capital QP, LP, SCW Capital Management, LP and Trinity Investment Group, LLC.”

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	August 18, 2021

SCW Capital Management, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
Name: Robert Cathey
Title: Co-Managing Member

SCW Capital, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
Name: Robert Cathey
Title: Co-Managing Member

SCW Capital QP, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
Name: Robert Cathey
Title: Co-Managing Member

Trinity Investment Group, LLC

By:	/s/ Robert Cathey
Name: Robert Cathey
Title: Co-Managing Member

Schedule A

Transactions – Last 60 days

SCW Capital, LP

Date	Transaction	Shares	Price (1)
06/17/2021	Open Market Sales	21,300	$17.5304
07/15/2021	Rebalancing Transaction Between the SCW Funds	18,000	$19.5600

(1)	Excluding commissions.

SCW Capital QP, LP

Date	Transaction	Shares	Price (1)
06/11/2021	Open Market Sales	10,000	$17.5572
06/11/2021	Open Market Sales	5,336	$17.5369
06/11/2021	Open Market Sales	40,500	$17.5783
06/15/2021	Open Market Sales	6,100	$17.3602
06/16/2021	Open Market Sales	18,900	$17.4057
06/17/2021	Open Market Sales	40,000	$17.5304
07/15/2021	Rebalancing Transaction Between the SCW Funds	18,000	$19.5600

(1)	Excluding commissions.

Robert N. Cathey

Date	Transaction	Shares		Price
06/22/2021	Open Market Purchases	1,000	(1)	$16.93
06/22/2021	Open Market Purchases	1,000	(1)	$17.05
06/22/2021	Open Market Purchases	1,000		$17.10
06/28/2021	Open Market Purchases	1,500		$17.15
07/07/2021	Open Market Purchases	1,000		$17.00
07/08/2021	Open Market Purchases	500		$16.50

(1)	Represents shares of Class A Common Stock of the Issuer purchased by the Robert N. Cathey IRA Contributory.